FORM U-12(I)-B (THREE-YEAR STATEMENT)
                    [As last Amended in Release No. 35-26031,
                     effective May 31, 1994, 59 F.R. 21992.]

                       SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.


                                 FORM U-12(I)-B

    STATEMENT PURSUANT TO SECTION 12(i) OF PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 BY A PERSON EMPLOYED OR RETAINED BY A REGISTERED HOLDING COMPANY OR A
        SUBSIDIARY THEREOF AND WHOSE EMPLOYMENT CONTEMPLATES ONLY ROUTINE
                       EXPENSES AS SPECIFIED IN RULE 71(b)

  (to be filed in DUPLICATE. If acknowledgment is desired, file in triplicate)

1. Name and business address of person filing statement. Charles A. Moore, on behalf of Akin, Gump, Strauss, Hauer & Feld, L.L.P., 711 Louisiana, Suite 1900, Houston, Texas 77002.

2.       Names  and  business   addresses  of  any  persons   through  whom  the
         undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71. N/A

3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained. NiSource Inc.

4.       Position  or  relationship  in which the  undersigned  is  employed  or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship. Akin, Gump, Strauss, Hauer & Feld, L.L.P. represented Columbia Energy Group, Inc. (formerly Columbia Gas System Services Corporation), and associated companies as its special counsel, to render legal advice and counsel primarily in connection with proceedings before the Federal Energy Regulatory Commission ("FERC") and for appellate and/or Supreme Court review of FERC orders.

           Period Covering January 1, 1999, through December 31, 2001

5.       (a) 1999

                          Salary or Other Compensation
                          ----------------------------

Name of Recipient                   (a) Amount Received            Received from
-----------------                       ---------------            -------------

Akin, Gump, Strauss,                 $     ***                     Columbia Gas
Hauer & Feld, L.L.P.                                               Transmission
                                                                   Corporation

Akin, Gump, Strauss,                 $     ***                     Columbia Gulf
Hauer & Feld, L.L.P.                                               Transmission
                                                                   Corporation

Akin, Gump, Strauss,                 $     ***                     Columbia
Hauer & Feld, L.L.P.                                               Natural
                                                                   Resources,
                                                                   Inc.

Akin, Gump, Strauss,                 $     ***                     Columbia
Hauer & Feld, L.L.P.                                               Energy Group,
                                                                   Inc.

Akin, Gump, Strauss,                 $     ***                     Columbia
Hauer & Feld, L.L.P.                                               Energy
                                                                   Services, Inc


5.(a) 2000

                          Salary or Other Compensation
                          ----------------------------

Name of Recipient                   (a) Amount Received            Received from
-----------------                       ---------------            -------------

Akin, Gump, Strauss,                 $     ***                     Columbia Gas
Hauer & Feld, L.L.P.                                               Transmission
                                                                   Corporation

Akin, Gump, Strauss,                 $     ***                     Columbia Gulf
Hauer & Feld, L.L.P.                                               Transmission
                                                                   Corporation

Akin, Gump, Strauss,                 $     ***                     Columbia
Hauer & Feld, L.L.P.                                               Natural
                                                                   Resources,
                                                                   Inc.

Akin, Gump, Strauss,                 $     ***                     Columbia
Hauer & Feld, L.L.P.                                               Energy Group,
                                                                   Inc.

Akin, Gump, Strauss,                 $     ***                     Columbia
Hauer & Feld, L.L.P.                                               Energy
                                                                   Services, Inc

5. Continued


Name of Recipient          (b) Amount to be Received      Person or Company From
-----------------              ---------------------      From Whom to be
                                                          Received
                                                          ----------------------

Akin, Gump, Strauss,           $    ***                   Columbia Gas
Hauer & Feld, L.L.P.                                      Transmission
                                                          Corporation

Akin, Gump, Strauss,           $    ***                   Columbia Gulf
Hauer & Feld, L.L.P.                                      Transmission
                                                          Corporation

Akin, Gump, Strauss,           $    ***                   Columbia Energy
Hauer & Feld, L.L.P.                                      Group, Inc.


         (b) Compensation for legal services rendered.

6.(a) Total amount of routine expenses charged to client in 1999: $ *** Total amount of routine expenses charged to client in 2000: $ ***

         (b)      Only routine expenses involved.



Dated:   February 6, 2001                     Signed: /S/ CHARLES A. MOORE
                                                      --------------------------
                                                      Charles A. Moore